Exhibit 99.2
BAYTEX ENERGY CORP.
Annual Meeting of Shareholders
held on May 5, 2025
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations
This report sets forth a brief description of each matter which was voted upon at the Annual of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 5, 2025 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of Baytex dated March 21, 2025 (the "Information Circular").
An aggregate of 335,327,771 common shares of Baytex (being 43.53% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by ballot. The manner in which the ballots were cast in respect of each matter is set out below.
1.Ordinary resolution to approve the selection of the following ten nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
Mark R. Bly	290,419,227	96.21	11,434,570	3.79
Tiffany Thom Cepak	293,203,146	97.13	8,650,651	2.87
Trudy M. Curran	292,848,385	97.02	9,005,413	2.98
Eric T. Greager	293,048,282	97.08	8,805,515	2.92
Don G. Hrap	292,549,106	96.92	9,304,691	3.08
Angela S. Lekatsas	293,075,172	97.09	8,778,625	2.91
Jennifer A. Maki	293,497,599	97.23	8,356,199	2.77
David L. Pearce	293,925,185	97.37	7,928,613	2.63
Steve D.L. Reynish	293,023,384	97.08	8,830,414	2.93
Jeffrey E. Wojhan	292,980,093	97.06	8,873,705	2.94

2.Ordinary resolution to approve the appointment of KPMG LLP, Chartered Professional Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
317,436,186	94.67	17,870,156	5.33

3.Special resolution to approve the unallocated awards under Baytex’s share award incentive plan was approved.

Votes For		Votes Against
#	%	#	%
285,581,155	94.61	16,272,641	5.39

4.Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
285,022,944	94.42	16,830,853	5.58